1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: November 10, 2014	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC October 2014 Revenue Report

Hsinchu, Taiwan, R.O.C. – Nov. 10, 2014 – TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for October 2014: On a consolidated basis, revenues for October 2014 were approximately NT$80.74 billion, an increase of 7.9 percent from September 2014 and an increase of 55.9 percent over October 2013. Revenues for January through October 2014 totaled NT$621.02 billion, an increase of 23.5 percent compared to the same period in 2013.

TSMC Revenue Report (Consolidated):

(Unit: NT$ million)

Period	October 2014	September 2014	M-o-M Increase (Decrease) %	October 2013	Y-o-Y Increase (Decrease) %	January to October 2014	January to October 2013	Y-o-Y Increase (Decrease) %
Net Revenues	80,736	74,846	7.9	51,795	55.9	621,022	503,013	23.5

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

November 10, 2014

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of October 2014.

1. Sales volume (in NT$ thousands)

Period	Items	2014	2013
Oct.	Net sales	80,736,353	51,794,813
Jan.-Oct.	Net sales	621,021,743	503,013,163

2. Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount Drawn
		Bal. as of period end
TSMC Partners*	44,691,944	4,891,663
TSMC Solar**	780,102	—

*	Borrowers include TSMC Solar and TSMC Solid State Lighting, which are both TSMC’s subsidiaries.
**	The borrower is TSMC Solar North America, a wholly-owned subsidiary of TSMC Solar.

3. Endorsements and guarantees (in NT$ thousands):

Guarantor	Limit of guarantee	Amount
		Bal. as of period end
TSMC*	219,196,629	45,574,500

*	The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)

For assets / liabilities denominated in foreign currencies.

•	TSMC

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	8,631,292	68,526,790
	Mark to Market Profit/Loss	(134,779)	(115,135)
	Unrealized Profit/Loss	(173,404)	(115,135)
Expired Contracts	Notional Amount	274,211,415	248,527,700
	Realized Profit/Loss	(139,881)	(168,659)
Equity price linked product (Y/N)		N	N

•	TSMC China

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	5,621,429	—
	Mark to Market Profit/Loss	21,113	—
	Unrealized Profit/Loss	2,135	—
Expired Contracts	Notional Amount	30,127,954	—
	Realized Profit/Loss	34,265	—
Equity price linked product (Y/N)		N	—

•	TSMC Solar

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	1,798,280	2,434,066
	Mark to Market Profit/Loss	2,246	1,637
	Unrealized Profit/Loss	6,177	(2,427)
Expired Contracts	Notional Amount	11,954,727	20,057,322
	Realized Profit/Loss	8,238	12,453
Equity price linked product (Y/N)		N	N

•	TSMC Solid State Lighting

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	78,992	547,170
	Mark to Market Profit/Loss	128	278
	Unrealized Profit/Loss	365	837
Expired Contracts	Notional Amount	601,926	3,549,510
	Realized Profit/Loss	943	1,430
Equity price linked product (Y/N)		N	N

•	TSMC Global

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	—	—
	Mark to Market Profit/Loss	—	—
	Unrealized Profit/Loss	—	—
Expired Contracts	Notional Amount	66,930	—
	Realized Profit/Loss	818	—
Equity price linked product (Y/N)		N	—

•	TSMC Global

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	52,748,081	—
	Mark to Market Profit/Loss	(9,682,931)	—
	Unrealized Profit/Loss	(4,062,678)	—
Expired Contracts	Notional Amount	—	—
	Realized Profit/Loss	—	—
Equity price linked product (Y/N)		Y	—